UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

NOBLE MIDSTREAM PARTNERS LP

(Name of Issuer)

Common Units representing

Limited Partner Interests

(Title of Class of Securities)

65506L105

(CUSIP Number)

Mary A. Francis

Corporate Secretary and Chief Governance Officer

Chevron Corporation

6001 Bollinger Canyon Road, San Ramon, CA 94583

(925) 842-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the beneficial ownership by the Reporting Persons of the common units representing limited partner interests (the “Common Units”) of Noble Midstream Partners LP, a Delaware limited partnership (the “Issuer”) and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on October 5, 2020 (the “Schedule 13D”). This Amendment No. 1 is being filed by the Reporting Persons pursuant to the Joint Filing Statement. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background

Item 2 to Schedule 13D is hereby amended to replace the previously filed Schedule I with the Schedule I filed herewith, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following paragraph:

In connection with the transaction proposed by the Proposal described in Item 4 of this Amendment No. 1 (which Item 4 is incorporated herein by reference), the Reporting Persons anticipate that the funding for such transaction will consist of shares of common stock of Chevron, par value $0.75 per share (“Chevron Common Stock”), as described in Item 4.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following paragraph:

On February 4, 2021, Chevron submitted a proposal (the “Proposal”) to the Board of Directors of the General Partner to acquire, in a merger transaction, all of the Issuer’s outstanding Common Units not already owned by Chevron and its affiliates, in exchange for a to-be-determined fixed exchange ratio of Chevron Common Stock, based on a value of $12.47 per Common Unit. The Proposal is subject to the negotiation and execution of definitive agreements and the requisite approvals. If the transaction is consummated, the Common Units are expected to be delisted from The NASDAQ Market LLC.

While the Proposal remains under consideration and subject to negotiation, the Reporting Persons and their representatives may respond to inquiries from the Issuer and its representatives and engage in discussions and negotiations.

No assurances can be given that the transaction contemplated by Chevron or any other potential transaction involving Chevron and the Issuer will be consummated, or if a transaction is undertaken, as to its terms or timing. Chevron reserves the right to modify or withdraw the Proposal at any time. The Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

February 5, 2021

CHEVRON CORPORATION

By:	/s/ Pierre R. Breber
Name: Pierre R. Breber
Title: Vice President and Chief Financial Officer

NOBLE ENERGY, INC.

By:	/s/ Kari H. Endries
Name: Kari H. Endries
Title: Vice President and Secretary

NBL MIDSTREAM, LLC

By:	/s/ Aaron G. Carlson
Name: Aaron G. Carlson
Title: Vice President and Secretary

Schedule I

General Partners, Executive Officers, Managers and Directors

Executive Officers of Chevron Corporation

Michael K. Wirth

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Chairman of the Board and Chief Executive Officer, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

James W. Johnson

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Executive Vice President, Upstream, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

Mark A. Nelson

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Executive Vice President, Downstream & Chemicals, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

Joseph C. Geagea

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Executive Vice President, Technology, Projects and Services, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

Colin E. Parfitt

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Vice President, Midstream, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

Pierre R. Breber

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Vice President and Chief Financial Officer, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

R. Hewitt Pate

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Vice President and General Counsel, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

Rhonda J. Morris

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Vice President and Chief Human Resources Officer, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

Directors of Chevron Corporation

Wanda M. Austin

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Retired President and Chief Executive Officer, The Aerospace Corporation

Citizenship: USA

Amount Beneficially Owned: None

John B. Frank

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Vice Chairman, Oaktree Capital Group, LLC

Citizenship: USA

Amount Beneficially Owned: None

Alice P. Gast

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: President, Imperial College London

Citizenship: USA

Amount Beneficially Owned: None

Enrique Hernandez, Jr.

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Chairman and Chief Executive Officer, Inter-Con Security Systems, Inc.

Citizenship: USA

Amount Beneficially Owned: None

Marillyn A. Hewson

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Executive Chairman of the Board, Lockheed Martin Corporation

Citizenship: USA

Amount Beneficially Owned: None

Jon M. Huntsman Jr.

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Former U.S. Ambassador to Russia and China and Former Governor of Utah

Citizenship: USA

Amount Beneficially Owned: None

Charles W. Moorman IV

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Senior advisor to Amtrak and Retired Chairman and Chief Executive Officer, Norfolk Southern Corporation

Citizenship: USA

Amount Beneficially Owned: None

Dambisa F. Moyo

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Chief Executive Officer, Mildstorm LLC

Citizenship: USA

Amount Beneficially Owned: None

Debra Reed-Klages

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Retired Chairman, Chief Executive Officer and President, Sempra Energy

Citizenship: USA

Amount Beneficially Owned: None

Ronald D. Sugar

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Retired Chairman and Chief Executive Officer, Northrop Grumman Corporation

Citizenship: USA

Amount Beneficially Owned: None

D. James Umpleby III

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Chairman and Chief Executive Officer, Caterpillar Inc.

Citizenship: USA

Amount Beneficially Owned: None

Michael K. Wirth

(see above)

Executive officers and directors of Noble Energy, Inc.

Jeff B. Gustavson, Director and President

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Vice President, Chevron North America Exploration & Production Company

Citizenship: USA

Amount Beneficially Owned: None

Alana K. Knowles, Director and Vice President

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Vice President, Finance, Downstream & Chemicals and Midstream, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

Uriel M. Oseguera, Director and Vice President

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Vice President, Upstream Finance, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

Managers and executive officers of NBL Midstream, LLC

T. Hodge Walker, Manager and President

Address: c/o NBL Midstream, LLC, 1001 Noble Energy Way, Houston, Texas 77070

Principal Occupation: Vice President, Chevron Rockies

Citizenship: USA

Amount Beneficially Owned: 500 Common Units

Aaron G. Carlson, Manager, Vice President and Secretary

Address: c/o Noble Midstream GP LLC, 1001 Noble Energy Way, Houston, Texas 77070

Principal Occupation: General Counsel and Secretary, Noble Midstream GP LLC

Citizenship: USA

Amount Beneficially Owned: 5,044 Common Units

Kari H. Endries, Manager

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Assistant Secretary, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None